Exhibit 10.47
AMERICAN TECHNOLOGY CORPORATION

October 17, 2005

Mr. John Zavoli

Dear John,

American Technology Corporation ("Company") is very pleased to confirm our offer of employment. This offer is contingent upon the recommendation of the Company's Compensation Committee, and approval by the Company's Board of Directors (both to be obtained no later than October 18, 2005), and satisfactory results of all reference, education, and background checks. Our offer is based on the following terms and conditions:

Title:	President and Chief Operating Officer commencing on the start date.

Start Date:	We have anticipated your start date as Tuesday, November 1, 2005.

Salary:
Your base salary will be $250,000.00 per year, payable in accordance with the normal payroll practices of the Company. Your base salary will be reviewed by the Compensation Committee at the end of fiscal 2006, and any increase recommended by the Compensation Committee will be subject to approval by the Board of Directors.

Bonus:
You will be eligible for an annual bonus with respect to fiscal years beginning fiscal 2006 as recommended by the Compensation Committee and approved by the Board of Directors. The bonus will be based in part on your achievement of detailed quarterly and annual goals that will be established by the Compensation Committee with input from you and the chairman of the Board during the first 90 days of your employment. Any bonus so determined will be payable at the same time as annual bonuses are paid to other executive officers of the Company.

AMERICAN TECHNOLOGY CORPORATION

Stock Options:
Management will recommend to the Compensation Committee that you be granted a stock option under the Company's 2005 Equity Incentive Plan (the "Plan") to purchase 100,000 shares of common stock at the first meeting of the Compensation Committee held after your start date, or earlier by unanimous written consent. This option will be in addition to the stock option granted to you on June 14, 2005. The recommended option will have an exercise price equal to the fair market value of our common stock on the date the Compensation Committee approves the grant, determined in accordance with the Plan. The recommended option will be exercisable for five (5) years after grant, subject to earlier termination upon termination of your continuous service. The recommended option will vest over four (4) years, with one fourth (1/4) of the shares vesting twelve (12) months after the grant date, and the balance vesting in equal quarterly installments through and including the fourth anniversary of the grant date. The recommended option will be a non-qualified stock option and will not qualify for incentive stock option (ISO) treatment under the Internal Revenue Code.

Severance:
In the event your employment is terminated for any reason other than Cause (as defined on Exhibit A), or if you resign for Good Reason (as defined on Exhibit A), you will be entitled to severance in the form of post-termination salary continuation and payment by the Company of the premiums for extension of benefits on COBRA (collectively, "Compensation Continuation") for the number of months set forth below, conditioned on your execution of a general release of all known and unknown claims against the company, and the continued effectiveness of such release beyond any statutory revocation period. The Compensation Continuation, if payable, shall be paid for one (1) month for each two (2) month period of your employment or part thereof, up to a maximum of six (6) months of Compensation Continuation. (For example, if your employment were terminated without Cause after 4 months and 5 days of employment, you would be entitled to 3 months Compensation Continuation.)

AMERICAN TECHNOLOGY CORPORATION

Resignation from Board Committees:
In order to ensure that the Company remains in compliance with the rules of the Nasdaq Stock Market concerning the composition of certain board committees, by your execution of this letter, you are tendering your resignation from the Audit Committee and the Compensation Committee.

Health Benefits:
The Company offers a comprehensive benefits plan that includes medical, dental, vision, short-term disability, long-term disability and life insurances. The Company pays for 100% of all health benefit premiums, including dependents, and you can elect HMO or PPO medical coverage. You may pay for any qualified out-of-pocket expense on a pre-tax basis through a Section 125 plan. Benefits begin the first day of the month following your start date.

Paid Time & Holidays:
You will receive 15 days of accrued Paid Time Off (PTO) annually, for use for vacation or for personal time off. PTO hours are accrued per pay period. Any hours in excess of 200 will be paid out in the first pay period of December. In the event of short-term illness, you will be provided time to convalesce at home and will be paid your regular salary for this time. Sick time is not accrued but rather is taken as needed.

The Company offers nine (9) paid holidays each calendar year, subject to future change. You must be on active status the day before and the day after the holiday to receive holiday pay.

AMERICAN TECHNOLOGY CORPORATION

Retirement:	A 401k package is available with multiple investment options and the company matches 25% of the employee's deferral up to 6% of your annual earnings. (Note: Some IRS limitations may apply.)

Public Announcement:
We plan to announce our understanding regarding your employment and other matters required to be disclosed in connection with this letter on or about October 18, 2005 in a press release and Form 8-K, each of which will be submitted to you for your comment in advance of issuance or filing.

Arbitration:	As a contingency of this offer, you will be required to sign the attached Mutual Agreement to Arbitrate ("Arbitration Agreement").

Due to the enactment of the Immigration Reform and Control Art of 1986, this offer is contingent on your ability to produce acceptable documentation verifying your eligibility to work in the United States. You will be required to present the necessary documents on the day you begin work at American Technology Corporation.

Additionally, as a condition of this offer and of your employment with American Technology Corp., you will be required to preserve the Company's proprietary and confidential information and you must comply with the Company's policies and procedures. Accordingly, you will be required to execute the Company's Non-Disclosure Agreement on your first date of employment.

If accepted, your employment will be at-will with no specified period or term of employment. This means that either you or the Company may terminate employment at anytime, with or without reason, subject only to the severance provision above. An employment agreement for a specified period of time, which contradicts this at-will agreement, may be entered into only in writing, and only following the recommendation of the Compensation Committee and the approval by the Board of Directors of such an employment agreement.

AMERICAN TECHNOLOGY CORPORATION

We sincerely hope that you decide to join American Technology Corp. Please acknowledge your acceptance of our offer by signing below and returning a copy of this letter to me.

If there are any questions, please do not hesitate to call me.

Sincerely,

/s/ Elwood G. Norris

Elwood G. Norris
Chairman of the Board

I understand and agree to the terms and conditions set forth in this letter. I further understand that any misrepresentations that I have made on my employment application or resume can result in termination. I acknowledge that no statement contradicting this letter, oral or written, has been made to me, that I am not relying on any statement or term not contained in this letter, and that no agreements exist which are contrary to the terms and conditions set forth in this letter.

Accepted by: /s/ John Zavoli        Date: 10/17/2005